FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐  No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NBG Group announces the completion of sale of

Finansbank A. Ş.

Athens

15/06/2016

National Bank of Greece S.A. (“NBG”) announces the transfer of its 99.81% stake in Finansbank A.Ş. to Qatar National Bank S.A.Q. (“QNB”). The consideration was €2,750 million. The transaction includes the transfer of NBG’s 29.87% stake in Finans Finansal Kiralama A.Ş, 0.2% stake in Finans Yatirim Menkul Degerler A.Ş. and 0.02% stake in Finans Portfoy Yonetimi A.Ş. In addition, QNB repaid the $910 million of subordinated debt that NBG had extended to Finansbank, increasing the liquidity position of the NBG Group by approximately €3.6 billion.

With the successful completion of the Transaction, NBG’s pro-forma Q1 2016 CET1 ratio increases by c.740bps to 21.8%. This capital enhancement will pave the way to the repayment, following approval by the Single Supervisory Mechanism of the European Central Bank (SSM), of the €2.0bn Contingent Convertible Bonds (CoCos) issued by NBG on 9th December 2015.

NBG will utilise the liquidity generated by the Transaction to reduce significantly its cost of funding through the non-renewal of Pillar II bonds and the associated reduction of the Bank’s exposure to the Emergency Liquidity Assistance mechanism.

The sale of Finansbank underlines NBG management’s unequivocal commitment to the successful implementation of the Bank’s restructuring plan and its long-term strategy to successfully redeploy capital towards the Greek economy and be the leader in the country’s economic recovery.

Leonidas Fragkiadakis, NBG CEO, said: “NBG’s divestment from Finansbank underscores the resolve with which the Bank will pursue its goal of delivering value to its shareholders while observing its commitments. NBG is now the best capitalized and the most liquid bank in Greece and will pursue from a position of strength its strategy, consisting of three core objectives: profitability enhancement, asset quality improvement and support to the Greek economy on its return to growth. I am very pleased that the new owner of Finansbank, QNB, has a long-term strategic interest in Turkey and will continue to grow and develop the bank.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 15th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 15th, 2016

Director, Financial Division